Cell-nique Corp
Company Response to SEC Comments

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3561

September 16, 2009

Mr. Dan Ratner President
Cell-nique Corporation 12 Old Stage Coach Road Weston, CT 06883

Re:	Cell-nique Corporation Form S-1/A Filed August 24, 2009 File No. 333-161413

Dear Mr. Ratner:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

Form S-1/A filed August 24, 2009 General

l.	Many disclosures throughout the prospectus do not appear to relate to your company or offering and should be revised or explained. For example, we note these references:
outstanding options and warrants on page 5;  Eliminated
the amount required for closing on page 8; Eliminated
the market for your securities on page 19; Eliminated
the substantial number of shares available for sale in the public market on page 20; Eliminated

Cell-nique Corp
Company Response to SEC Comments

Mr. Ratner
Cell-nique Corporation.
September 16, 2009

convertible preferred stock on page 24; Eliminated
outstanding convertible preferred stock on page 43; and Eliminated preferred stock with a 5% dividend rate on page 45. Eliminated

Facing Page

2.	Indicate by checkmark that the company is a smaller reporting company, or advise. Refer to Form S-1 and Rule 12b-2. Completed

Prospectus cover paw

3.
We note that you have defined the dealer prospectus delivery obligation expiration date here as "90 days after the date funds and securities are released from the escrow or trust account." Please revise your filing to explain the terms of your escrow or trust agreement, and file any escrow or trust agreement entered into. In this regard, we do not understand the reason for an escrow or trust agreement as no minimum amount is required to be sold in your offering. Please explain. Eliminated Did not Apply

4.
In the second paragraph, if true, please indicate that no minimum amount of securities is required to be sold in the offering and no assurance can be provided as to the amount of securities that will be sold, if any.  Completed: NO MIMUMIM AMOUNT OF SECURITIES IS REQUIRED TO BE SOLD IN THE OFFERING, AND NO ASSUANCE CAN BE PROVIDED AS TO THE AMOUNT OF SECURITIES THAT WILL BE SOLD, IF ANY.

Summary, page 4

5.
Please add a section that provides basic financial information drawn from your financial statements. Completed: As of December 31, 2007, 2008 and June 30th, 2009, Cell-nique Corporation generated revenue of 260,211, 524,485, and 255,458 with Gross Margin of 43%, 43%, and 49% and Net Income of (344,498), (538,837), and (186,854) respectively with limited financial resources. We may not be able to continue as a going concern. We have two officers, two directors and two employees

The Company, page 4

6.
Please reconcile your disclosure that you were "originally formed in 2005," with the disclosure that the "Company's beginning was in 2006." It is unclear as written. Additionally, please disclose the form of the company's organization before its 2008 incorporation. Completed: Cell-nique Corporation was conceptualized in 2005, began operations in 2006 as an unincorporated division of Physicians Capital Corp using a d/b/a and was incorporated in 2008 Company, recapitalized its books from inception as a separate corporation.  At this time, Physicians Capital Corporation is the sole shareholder

The Offering,, page 4

7.
Please provide the date to which management may extend the offering. Please also provide this information on the prospectus cover page and under "Plan of Distribution." Completed: The Offering will expire on December 31, 2010, unless extended by the Company in its sole discretion for 60 days on or before December 31, 2010

Dependence on Additional Financing., page 6

Cell-nique Corp
Company Response to SEC Comments

Mr. Ratner
Cell-nique Corporation.
September 16, 2009

8.
We note several statements regarding your cash position, for example, on pages six and 36 you state that you "believe that [your] existing capital will be sufficient to meet [your] cash needs.. .for a period of approximately one year," but on page 23 you say that a "fully subscribed offering" will take the company through one year of production, and on pages 11 and 34 you disclose that you currently have no available cash and $1.2 million in debt. Please revise your filing to clarify your liquidity position and cash needs over the next 12 months. Add summary and risk factor disclosure addressing the affect an unsuccessful offering would have on your liquidity, given the company's current financial position.  Reconciled and Revised and Completed:

Page 6
The rate of growth of the Company is somewhat dependent upon the successful completion of this Offering to expand its proposed plan of operation, and the Company may need additional financing to fund its corporate activities. Such financing may come from a variety of sources, including additional equity or debt offerings.  No assurance can be given that any future financing, either equity or debt, will be available or, if available, that it can be obtained on terms acceptable to the Company. If such financing is required but is not available, the Company may be forced to significantly restrict, curtail or abandon its activities. This would have an adverse effect on the Company's business and financial condition. There can also be no assurance that the Company will survive as a viable commercial enterprise even if such additional financing is obtained.  The issuance of any additional equity after the consummation of this Offering will dilute the ownership interests of the shareholders who purchase Shares in this Offering. See "Proposed Additional Transactions" and "Risk Factors - Dilution."

Page 11:
Operating losses negatively impact liquidity and our stock price.  In light of our continuing losses, we need to raise funds from outside sources, which may not be available to us on satisfactory terms, if at all.  Moreover, if we continue to suffer losses from operations, the proceeds from our financings (including this offering) may be insufficient to support our ability to expand our business operations as rapidly as we would deem necessary at any time, unless we are able to obtain additional financing.  If adequate funds are not available or are not available on acceptable terms, we may not be able to pursue our business objectives and would be required to reduce our level of operations, including reducing infrastructure, promotions, personnel and other operating expenses.  These events could adversely affect our business, results of operations and financial condition.

Page 34:
Our operating losses have negatively impacted our liquidity and we are continuing to work on decreasing operating losses, while focusing on increasing net sales. We are currently borrowing near the maximum on our line of credit.  We believe that we can raise money through the equity markets.

We may not generate sufficient revenues from product sales in the future to achieve profitable operations. If we are not able to achieve profitable operations at some point in the future, we eventually may have insufficient working capital to maintain our operations as we presently intend to conduct them or to fund our expansion and marketing and product development plans. In addition, our losses may increase in the future as we expand our manufacturing capabilities and fund our marketing plans and product development. These losses, among other things, have had and will continue to have an adverse effect on our working capital, total assets and stockholders’ equity. If we are unable to achieve profitability, the market value of our common stock will decline and there would be a material adverse effect on our financial condition.

If we continue to suffer losses from operations, the proceeds from our public offering and private placement may be insufficient to support our ability to expand our business operations as rapidly as we would deem necessary at any time, unless we are able to obtain additional financing. There can be no assurance that we will be able to obtain such financing on acceptable terms, or at all. If adequate funds are not available or are not available on acceptable terms, we may not be able to pursue our business objectives and would be required to reduce our level of operations, including reducing infrastructure, promotions, personnel and other operating expenses. These events could adversely affect our business, results of operations and financial condition. We cannot assure you that additional financing will be available on terms favorable to us, or at all. If adequate funds are not available or if they are not available on acceptable terms, our ability to fund the growth of our operations, take advantage of opportunities, develop products or services or otherwise respond to competitive pressures, could be significantly limited.

Cell-nique Corp
Company Response to SEC Comments

Plan of Distribution, page 7

9.
If Cell-nique enters an agreement with another party to offer and sell securities, the registration statement must be immediately amended to provide Item 508 disclosure regarding the party and the principal terms of the agreement and include the agreement as an exhibit to the registration statement, rather than waiting until sales have occurred. Please revise your disclosure. Completed: This is a direct participation, and with no commitment by anyone to purchase any shares. None of the officers and directors (a) is subject to a statutory disqualification (as defined in Sec. 3(a)(35), (b) is paid commissions or other remuneration for securities transactions, or (c) is an associated person of a broker or dealer. The shares will be offered and sold on a "best efforts" basis by our principal executive officers and directors. We will amend the registration statement of which this Prospectus is a part following its effectiveness to identify a selected broker-dealer at such time as such broker-dealer sells shares offered in this offering. All proceeds from subscriptions to purchase shares will be transmitted by us and any participating dealer to the escrow account by noon of the next business day after receipt. The shares are offered by us on a "best efforts" 6,000,000 Share maximum, basis.

If Cell-nique has not entered into any agreement with another party to offer and sell its securities.

The Offering will expire on December 31, 2010, unless extended by the Company in its sole discretion for 60 days on or before December 31, 2010.

Risk Factors, page 9

10.
Several of your risk factors describe your offering as a rights offering made to existing stockholders, and discuss risks related to "subscription rights" and "oversubscription rights." For example, the last risk factor on page nine refers to canceling or terminating "the rights offering," the third risk factor on page 10 refers to "[h]olders of shares of common stock who desire to purchase shares of our common stock," the last risk factor on page 10 says that "[o]ver-subscription rights will be allocated pro rata among rights holders who over-subscribed," and the second risk factor on page 11 appears to discuss the tax treatment of a "distribution of rights" to existing shareholders. This disclosure is confusing as you do not appear to be conducting a rights offering, are offering shares of common stock and the company currently only has one shareholder. Please revise your risk factor section, as appropriate, to address risks that affect the securities being offered on this registration statement, or advise.  Eliminated Did not Apply:

Use of Proceeds, page 21

	Amount of Net Proceeds
	at 5%(1)	at 50%(1)	at 100%(1)
Company Proceeds from the Offering	$1,500,000	$15,000,000	$30,000,000
Less: Offering Expenses	$75,000	$75,000	$75,000
Net Proceeds from Offering	$1,425,000	$14,925,000	$29,925,000
Use of Net Proceeds:
Repayment of Related Party Debt (2)	$1,281,075	$1,281,075	$1,281,075
General Working Capital (3)	$143,925	$13,643,925	$28,643,925
Total Use of Net Proceeds	$1,425,000	$14,925,000	$29,925,000

Cell-nique Corp
Company Response to SEC Comments

11.
Please provide a breakdown, by use and dollar amount, of the amount allocated to working capital if 50% is sold in the offering. In addition, please revise this section to disclose the uses and dollar amounts of those uses if proceeds are less than 50%, including a nominal amount of proceeds, and between 50 and 100%.Completed: Added 5%

12.
We note your disclosure on page 23 that you plan to use $23,643,925 on "Acquisitions and Mergers." Please disclose the nature of the businesses to be sought and the "strategic objectives of the Company," and the status of any negotiations, as well as other information required by Regulation S-K Item 504, Instruction 6. Completed: The nature of businesses to be targeted for merger and acquisitions as budgeted below will be in functional food and beverage including but not limited to natural and organic food and beverages brands/companies, supplement or vitamin and/or ingredient suppliers, manufacturing or processing companies. The strategic objective of the Company is to roll-up like minded brands and companies with similar sales channel and operational requirements to achieve high efficiency and productivity from sales and back-office operations.  At the present time, there are no merger and acquisition negotiations

Mr. Ratner
Cell-nique Corporation.
September 16, 2009

13.	We note the sixth risk factor. Please provide the disclosure required by Item 504, Instruction 7. Completed

14.	Please provide the disclosure required by Instruction 4, Item 504.Completed

15.
Please explain this statement from your summary, "[a]ssuming that the entire offering will be sold, then up to the last $75,000 that we raise will be used to pay the expenses of the offering." Completed

16.
We note your disclosure on page 22 that a portion of the proceeds of your offering may be paid to your officers and directors as "consultants' fees, advisors' fees, officers' salaries, directors' fees, [and] finders' fees." Please revise to quantify the amount of proceeds that may be used to pay these fees.  Eliminated Did not Apply

Capitalization, page 24

17.
Please remove the columns assuming receipt of 50 and 100% of offering proceeds. Please add a note indicating that the table excludes the loan from Physicians Capital Corp., quantifying such loan. Completed

Cell-nique Corp
Company Response to SEC Comments

Dilution, page 24

18.	Please also disclose dilution based on a nominal amount of sales in your offering.Completed: Added 5%

19.
It appears that the net tangible book value per share after giving effect to the offering under the scenarios "shares 50% sold" and "shares 100% sold" should be $0.81 and $1.44, respectively. Accordingly, per share dilution to new investors under the respective scenarios would be $4.19 and $3.56. Please revise or show us how you calculated the amounts presented. Completed

Business, page 26

20.
Please revise to clarify the form of the company's organization, as required by Regulation S-K Item 101(h)(1). In this regard, we note your disclosure on page 42 that Physicians Capital Corporation is your parent company. Reconciled and Completed Cell-nique Corporation was conceptualized in 2005, began operations in 2006 as an unincorporated division of Physicians Capital Corp and was incorporated in 2008 at which time the unincorporated division was recapitalized from inception into the Company.  At this time, Physicians Capital Corporation is the sole shareholder and Dan and Donna Ratner are sole shareholders

21.
Please state the location and general character of your material physical properties, as required by Regulation S-K Item 102. Completed Cell-nique Corporation business office is located in Weston, CT and the Company has rented warehouse space in Shelton, CT and Los Angeles, CA

Research and Development, page 29

22.
Please provide an estimate of your research and development costs over the last two years. Refer to Regulation S-K Item 101(h)(4)(x). Completed .  Research and development expenditures were $4,350 and $9,094 for the six months ended June 30, 2009 and 2008

Mr. Ratner
Cell-nique Corporation.
September 16, 2009

Manufacturing Process, page 30

23.
Please disclose the sources and availability of your raw materials and the names of your principal suppliers. Refer to Regulation S-K Item 101(h)(4)(v).  Completed and Eliminated Did not Apply: The principal raw materials used are glass bottles which are commonly and readily available in the market place worldwide, as well as vegetables, fruit juice concentrates and herbs which are commonly and readily available in the market place worldwide, the costs and availability of which are subject to fluctuations. Due to the energy price fluctuations that continue to affect the glass industry over the past few years, the prices of glass bottles continue to increase. The prices of raw material ingredients continued to increase in 2007 - 2008. These increased costs, together with other increased costs, primarily energy, gas and freight, resulted in increases in certain product costs that are ongoing and are expected to continue to exert pressure on our gross margins in the foreseeable future.  We purchase raw materials from multiple suppliers and don’t foresee any supply constraints.

Cell-nique Corp
Company Response to SEC Comments

We rely on third-party manufacturers to produce our products, using our proprietary formula and flavor ingredients. Chemists continually observe the product-manufacture and production-run and test the finished beverage product and the package integrity. We obtain the raw materials for the manufacture of our products from several sources and arrange for the direct delivery of these raw materials to the third-party manufacturer. We normally pre-pay for the manufacture and packaging materials. We own the finished inventory that is shipped to warehouses upon completion.

We use several suppliers of all necessary raw materials within the United States and also available worldwide. In addition, there are numerous co-packers/bottlers/manufacturers in the United States that can manufacture our products for us. We do not have any written agreements or commitments with our material suppliers, co-packers or manufacturers, and we do not anticipate having contracts with any entities or persons committing such suppliers to provide the materials required for the production of our products or committing such manufacturers to provide manufacturing services to us or committing us to purchase any materials or manufacturing services from any specific entities.

24.
Please reconcile the disclosure in this section, which indicates that you do not have agreements with your manufacturers, with the related risk factor on page 14, which refers to "co-packing" agreements on an "appointment basis." In addition, according to the risk factor, you have had one co-packer in 2008 and 2009. Please revise your disclosure to name this party, disclose the principal terms of your agreement with this party, and file the agreement as an exhibit. Completed and Eliminated Did not Apply: We use several suppliers of all necessary raw materials within the United States and also available worldwide. In addition, there are numerous co-packers/bottlers/manufacturers in the United States that can manufacture our products for us. We do not have any written agreements or commitments with our material suppliers, co-packers or manufacturers, and we do not anticipate having contracts with any entities or persons committing such suppliers to provide the materials required for the production of our products or committing such manufacturers to provide manufacturing services to us or committing us to purchase any materials or manufacturing services from any specific entities.

Distributors, page 30

25.
Please reconcile this section, which indicates that you have agreements with distributors, with the related risk factor on page 13 which indicates otherwise. Further, as you disclose that your agreements with distributors are material to the company, please disclose the principal terms of the agreements and file the agreements as exhibits to the registration statement. Completed and Eliminated Did not Apply: We have no agreements with most of our distributors, and we believe the lack of agreements with United, Tree of Life, Natures Best, Select Nutrition are normal to our business and the natural food industry. These distributors have non-exclusive rights to sell Cell-nique ® and directly compete with each other for customers and distribution throughout the country.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 32
Intellectual Property, page 33

26.
 Please reconcile this disclosure with the risk factor on page 17 which refers to registered trademarks and copyrights. Completed and Eliminated Did not Apply: Trademarks, trade dress and trade secrets as critical to our company.  We have registered our trademarks in the United States that are very important to our business.  We regard our trademarks, copyrights and similar intellectual property as critical to our success and attempt to protect such property with registered and common law trademarks and copyrights, restrictions on disclosure and other actions to prevent infringement.  Product packages, mechanical designs and artwork are important to our success and we would take action to protect against imitation of our packaging and trade dress and to protect our trademarks and copyrights, as necessary.  We also rely on a combination of laws and contractual restrictions, such as confidentiality agreements, to establish and protect our proprietary rights, trade dress and trade secrets.  However, laws and contractual restrictions may not be sufficient to protect the exclusivity of our intellectual property rights, trade dress or trade secrets.  Furthermore, enforcing our rights to our intellectual property could involve the expenditure of significant management and financial resources.  Third parties may infringe or misappropriate our trademarks and similar proprietary rights.  Moreover, if we are found to have been deficient in policing our trademarks and proprietary rights, we may lose our rights to such intellectual property. If we lose some or all of our intellectual property rights, our business may be materially and adversely affected.

Cell-nique Corp
Company Response to SEC Comments

Regulation, page 34

27.
Please expand this paragraph to more fully discuss the government approvals necessary for your business and the government regulation applicable to your operations.Completed and Eliminated Did not Apply: There are no governmental approvals necessary to manufacture and sell our food or beverages. The Company, our co-packers and some raw material suppliers must follow USDA’s National Organic Program (NOP) which develops, implements, and administers national production, handling, and labeling standards for organic agricultural products. The NOP also accredits the certifying agents (foreign and domestic) who inspect organic production and handling operations to certify that they meet USDA standards.  Cell-nique is inspected by Oregon Tilth and is in full compliance with NOP regulations

28.
In this or another business section, disclose the basis for the "certified organic" status of your products. Completed and Eliminated Did not Apply There are no governmental approvals necessary to manufacture and sell our food or beverages. The Company, our co-packers and some raw material suppliers must follow USDA’s National Organic Program (NOP) which develops, implements, and administers national production, handling, and labeling standards for organic agricultural products. The NOP also accredits the certifying agents (foreign and domestic) who inspect organic production and handling operations to certify that they meet USDA standards.  Cell-nique is inspected by Oregon Tilth and is in full compliance with NOP regulations

Employees, page 34

29.
 Please explain the second sentence, including the nature and principal terms other brokerage contracts and independent contractor agreements and the nature and amount of services rendered to the company under those contracts and agreements. Please clarify, if true, that these persons are not your employees. Completed and Eliminated Did not Apply: As of March 31, 2009, we had 2 full-time employees who presently draw no salary and 2 FTE that draw hourly compensation. The balance of our 75+ workforces is outsourced using brokerage contracts and other independent contractor agreements to support nationwide operations. Such agents meet the IRS and various state employment regulations definition of independent contractor and either work for themselves or other such company which provides said services which include marketing, merchandising and sales support for the Company. The terms of such agreements are subject to the Companies cancellation on 30 days notice. The company has many options to execute its sale and marketing operations which include hiring staff as employees or outsourcing staff field staff to independent contractors. The Company does not see a limitation of qualified workers or independent contractors to operate its business.  None of our employees are covered by a collective bargaining agreement, nor are they represented by a labor union. We have not experienced any work stoppages, and we consider relations with our employees to be good.

Mr. Raincr
Cell-nique Corporation.
September 16, 2009

Financial Condition and Results of Operations, page 34

30.
We note your statements on page 34 that "[s]hould the maximum net proceeds from the offering ... be available, the Company will be able to carry out full operations," and "[i]n order to operations, it is our intent to raise net proceeds of $29,925,000 from this public offering." Please reconcile this disclosure with your Use of Proceeds disclosure on page 23, which indicates that you intend to use only $5 million from your offering to fund operations, and use the rest to fund acquisitions and mergers. Reconciled and Revised and Completed: Results of Operations

Cell-nique Corp
Company Response to SEC Comments

Three months ended June 30, 2009 Compared to Three months ended June 30, 2008

Sales of $183,168 for the three months ended June 30, 2009 represented an increase of 1%, as compared to the prior year same period amount of $181,378.  The increase in revenues is primarily due to expanded sales efforts.

Cost of Goods Sold

Cost of goods sold consists primarily of the costs of our ingredients, packaging, production and freight.  Cost of goods sold decreased by 24% to $83,614 during the three months ended June 30, 2009 from $109,719 in 2008.  Our costs of sales on a per-unit basis are approximately 24% lower in the 2009 three month period, over the same prior year period, due to lower commodity prices on certain ingredients and freight fees.    We are also currently negotiating significant reductions in glass costs, and anticipate further reductions in our cost of goods sold.

Gross Profit

Our gross profit increased to $99,554 in the three months ended June 30, 2009, from $71,659 in 2008, an increase of $27,895 or 39%.  The gross profit as a percentage of sales increased to 54% in 2009, from 40% in 2008.  This gross profit margin increased is primarily due to the effective cost of good sold savings described above.

Selling and marketing expenses

Selling and marketing expenses consist primarily of direct charges for staff compensation costs, advertising, sales promotion, marketing and trade shows. Selling and marketing costs decreased to $94,771 in the three months ended June 30, 2009 from $108,362 in 2008, a net decrease of $11,591 or 11%.  The decrease is primarily due to decreases in compensation and travel costs, decreases in advertising promotion and trade shows.

Our strategic direction in sales is to focus on our product placements in an estimated 10,500 natural food stores nationwide. We have found that our most effective sales efforts are to natural food stores.

General and Administrative Expenses

General and administrative expense consists primarily of the cost of executive, administrative, and finance personnel, as well as professional fees. General and administrative expenses increased to $50,567 during the three months ended June 30, 2009 from $35,586 in the same period of 2008, a net increase of $14,981 or 42%. The increase in 2009 is primarily due to an increase in accounting and legal cost related to the SEC offering.

Loss from Operations

Our loss from operations decreased to $56,295 in the three months ended June 30, 2009 from $83,014 in the same period of 2008.

Interest Expense

Interest expense increased to $23,083 in the three months ended June 30, 2009, compared to interest expense of $17,852 in the same period of 2008.  The increase is due to the increased borrowing under a working capital facility.

Six months ended June 30, 2009 Compared to Six months ended June 30, 2008

Sales of 255,458 for the six months ended June 30, 2009 represented a decrease of  11% or $34,606, as compared to the 2008 same period amount of $290,064.  The decrease in revenues is primarily due to a one time new warehouse loading in 2008.

Cell-nique Corp
Company Response to SEC Comments

Cash Requirements, page 34

31.
We note your disclosure on pages 6, 36 and elsewhere in your registration statement that your existing capital will be sufficient to meet your cash needs for the next twelve months. Considering (i) your cash balance of $0 at June 30, 2009 and December 31, 2008, (ii) you recognized net losses and negative cash flows from operating activities during the fiscal years ended December 31, 2007 and December 31, 2008 and during the six months ended June 30, 2009, and (iii) your working capital position deteriorated to $(1,186,792) at June 30, 2009, please revise to clarify how you plan to fund your working capital needs, other than the proceeds from this offering. Refer to the guidance in Item 303 of Regulation S-K and Section IV of SEC Release No. 33-8350 for further guidance. Reconciled and Revised and Completed:

It is the Company’s intent to raise net proceeds of $29,925,000 from this public offering for strategic growth. The following summarizes anticipated cash requirements to achieve such strategic goals. Should we not raise the net proceeds from this offering we would have to limit our growth and expenditure to our gross operating margins.

Liquidity and Capital Resources, page 35

32.
Please revise your disclosures here to include an analysis of the components of the statements of cash flows (i.e. operating, investing, and financing activities) that explains the significant year-to-year variations in the line items (e.g. explanation of the significant change in your accounts receivable, inventories and accounts payable and accrued expenses). Your analysis of cash flows should not merely recite information presented in the consolidated statement of cash flows. Please refer to SEC Release No. 33-8350, as it relates to liquidity and capital resources. Reconciled and Revised and Completed: Liquidity and Capital Resources

As of June 30, 2009, we had shareholders equity of ($1,104,460) and we had working capital of $94,283, compared to shareholders equity of ($917,606) and working capital of $147,608 at December 31, 2008. Cash and cash equivalents were $0 as of June 30, 2009, as compared to $0 at December 31, 2008. This decrease in our working capital and cash position was primarily attributable to the proceeds from the sale of our inventory, net of the repayment of accounts receivable.  We fund our working capital cash position on June 30, 2009, based on availability under our line of credit with Physicians Capital Corp.

We believe that the Company has a number of options for gaining the necessary working capital in 2009 needed to fund our seasonality, product launches and other growth plans.  Our primary capital source will be cash flow from operations.  We are also investigating improved working capital loans that more fully value our assets for collateral.  We may raise funds through a combination of equity and debt.  We believe that the Company can become leaner if our sales goals do not materialize, and that our costs can be managed to produce profitable operations.  Historically, we have financed our operations primarily through a line of credit and cash generated from operations.

Net cash used in operations during 2009 was $122,509 compared with $172,984 used in operations during the same period in 2008.   Cash used in operations during 2009 was primarily due to an increase in accounts receivable and loss form operations, offset by an increase in inventory and accounts payable.

Net cash used in investing activities of $9,052 during 2009 compared with $13,908 during 2008 is primarily the result of equipment purchases.

Net cash provided by financing activities of $131,561 during 2009 was primarily due to proceeds from the working capital loans.

Our operating losses have negatively impacted our liquidity and we are continuing to work on decreasing operating losses, while focusing on increasing net sales. We are currently borrowing near the maximum on our line of credit.  We believe that we can raise money through the equity markets.

We may not generate sufficient revenues from product sales in the future to achieve profitable operations. If we are not able to achieve profitable operations at some point in the future, we eventually may have insufficient working capital to maintain our operations as we presently intend to conduct them or to fund our expansion and marketing and product development plans. In addition, our losses may increase in the future as we expand our manufacturing capabilities and fund our marketing plans and product development. These losses, among other things, have had and will continue to have an adverse effect on our working capital, total assets and stockholders’ equity. If we are unable to achieve profitability, the market value of our common stock will decline and there would be a material adverse effect on our financial condition.

Cell-nique Corp
Company Response to SEC Comments

If we continue to suffer losses from operations, the proceeds from our public offering and private placement may be insufficient to support our ability to expand our business operations as rapidly as we would deem necessary at any time, unless we are able to obtain additional financing. There can be no assurance that we will be able to obtain such financing on acceptable terms, or at all. If adequate funds are not available or are not available on acceptable terms, we may not be able to pursue our business objectives and would be required to reduce our level of operations, including reducing infrastructure, promotions, personnel and other operating expenses. These events could adversely affect our business, results of operations and financial condition. We cannot assure you that additional financing will be available on terms favorable to us, or at all. If adequate funds are not available or if they are not available on acceptable terms, our ability to fund the growth of our operations, take advantage of opportunities, develop products or services or otherwise respond to competitive pressures, could be significantly limited.

Results of Operations, page 35

33.
Please revise your disclosure to provide an analysis for each of the components of your consolidated statements of operations. Your revisions should describe and quantify underlying material activities that generate income statement variances between periods. For example, your discussion of changes in revenues between each period should address changes in volume, price and underlying discounts and promotions. Refer to Item 303 of Regulation S-K and the Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations (Release No. 33-8350) which may be found on the Commission's website at: http://www.sec. gov/rules/interp/33-8350.htm. Reconciled and Revised and Completed: Results of Operations

Three months ended June 30, 2009 Compared to Three months ended June 30, 2008

Sales of $183,168 for the three months ended June 30, 2009 represented an increase of 1%, as compared to the prior year same period amount of $181,378.  The increase in revenues is primarily due to expanded sales efforts.

Cost of Goods Sold

Cost of goods sold consists primarily of the costs of our ingredients, packaging, production and freight.  Cost of goods sold decreased by 24% to $83,614 during the three months ended June 30, 2009 from $109,719 in 2008.  Our costs of sales on a per-unit basis are approximately 24% lower in the 2009 three month period, over the same prior year period, due to lower commodity prices on certain ingredients and freight fees.    We are also currently negotiating significant reductions in glass costs, and anticipate further reductions in our cost of goods sold.

Gross Profit

Our gross profit increased to $99,554 in the three months ended June 30, 2009, from $71,659 in 2008, an increase of $27,895 or 39%.  The gross profit as a percentage of sales increased to 54% in 2009, from 40% in 2008.  This gross profit margin increased is primarily due to the effective cost of good sold savings described above.

Selling and marketing expenses

Selling and marketing expenses consist primarily of direct charges for staff compensation costs, advertising, sales promotion, marketing and trade shows. Selling and marketing costs decreased to $94,771 in the three months ended June 30, 2009 from $108,362 in 2008, a net decrease of $11,591 or 11%.  The decrease is primarily due to decreases in compensation and travel costs, decreases in advertising promotion and trade shows.

Cell-nique Corp
Company Response to SEC Comments

Our strategic direction in sales is to focus on our product placements in an estimated 10,500 natural food stores nationwide. We have found that our most effective sales efforts are to natural food stores.

General and Administrative Expenses

General and administrative expense consists primarily of the cost of executive, administrative, and finance personnel, as well as professional fees. General and administrative expenses increased to $50,567 during the three months ended June 30, 2009 from $35,586 in the same period of 2008, a net increase of $14,981 or 42%. The increase in 2009 is primarily due to an increase in accounting and legal cost related to the SEC offering.

Loss from Operations

Our loss from operations decreased to $56,295 in the three months ended June 30, 2009 from $83,014 in the same period of 2008.

Interest Expense

Interest expense increased to $23,083 in the three months ended June 30, 2009, compared to interest expense of $17,852 in the same period of 2008.  The increase is due to the increased borrowing under a working capital facility.

Six months ended June 30, 2009 Compared to Six months ended June 30, 2008

Sales of 255,458 for the six months ended June 30, 2009 represented a decrease of  11% or $34,606, as compared to the 2008 same period amount of $290,064.  The decrease in revenues is primarily due to a one time new warehouse loading in 2008.

Cost of Goods Sold

Cost of goods sold consists primarily of the costs of our ingredients, packaging, production and freight.  Cost of goods sold decreased by 27% to $129,209 during the six months ended June 30, 2009 from $177,070 in 2008.  Our costs of sales on a per-unit basis are approximately 27% lower in the 2009 six month period, over the same prior year period, due to lower commodity prices on certain ingredients and reduced freight fees.  We are also currently negotiating for significant reductions in glass costs, and anticipate further reductions in our cost of goods sold.

Gross Profit

Our gross profit increased to $126,249 in the six months ended June 30, 2009, from $112,994 in 2008, an increase of $13,255 or 12%.  The gross profit as a percentage of sales increased to 49% in 2009, from 39% in 2008.  This gross profit margin increase is primarily due to reduced costs of goods sold.

Selling and marketing expenses

Selling and marketing expenses consist primarily of direct charges for staff compensation costs, advertising, sales promotion, marketing and trade shows. Selling and marketing costs decreased to $181,948 in the six months ended June 30, 2009 from $182,785 in 2008, a net decrease of $837 or less than 1%.

Our strategic direction in sales is to focus on our product placements in an estimated 10,500 natural food stores nationwide. We have found that our most effective sales efforts are to natural food stores.

General and Administrative Expenses

General and administrative expense consists primarily of the cost of executive, administrative, and finance personnel, as well as professional fees. General and administrative expenses increased to $71,445 during the six months ended June 30, 2009 from $70,079 in the same period of 2008, a net increase of $1,366 or 2%. The increase in 2009 is primarily due to a decrease in professional fees expense.

Cell-nique Corp
Company Response to SEC Comments

Loss from Operations

Our loss from operations decreased to $142,514 in the six months ended June 30, 2009 from $156,950 in the same period of 2008.

Interest Expense

Interest expense increased to $44,340 in the six months ended June 30, 2009, compared to interest expense of $34,167 in the same period of 2008.  The increase is due to the increased borrowing under a working capital facility

Mr. Ratner
Cell-nique Corporation.
September 16, 2009

Financial Planning and Historical Information, page 38

34.
Please explain the disclosure under this heading. For example, please revise to describe the company's "enormous debt obligations" in more detail. If the company's debt is currently collateralized by its assets, provide risk factor disclosure. Reconciled and Revised and Completed

Principal Shareholders, page 38

35.
Please revise your ownership table to include the beneficial ownership of your officers in the table. Refer to Regulation S-K Item 403(b). Reconciled and Revised and Completed: Directors and officers as a group – 14,000,000 shares

Controlled through their ownership of Physicians Capital Corporation: Dan Ratner, President/CEO and Donna Ratner, Chief Marketing Officer

36.
Please reconcile the disclosure on page 38 that Physicians Capital Corporation owns 14,000,000 shares of your common stock, with the disclosure on page 11-2 that Physicians Capital Corporation was issued 20,000,000 shares through June 30, 2009. Reconciled and Revised and Completed

Executive Compensation, page 40

37.
 The disclosure says compensation to officers and directors is not intended "until the Company acquires additional capital ...." As the offering is intended to generate this capital, please disclose Cell-nique's plans to compensate management. Reconciled and Revised and Completed: No officer or director has received any compensation. Until the Company acquires additional capital, it is not intended that any officer or director will receive compensation from the Company.  See "Certain Relationships and Related Transactions." The Company has no stock option, retirement, pension, or profit-sharing programs for the benefit of directors, officers or other employees, but the Board of Directors may recommend adoption of one or more such programs in the future. At this time there is no executive compensation agreements and plans for executive compensation have not been contemplated or formalized. Based on a successful Offering such agreements will be contemplated and disclosed accordingly.

Cell-nique Corp
Company Response to SEC Comments

Conflicts of Interest, page 41

38.
We note that none of your officers will devote "more than a portion of their time" to the company. Please specify how many hours your officers will devote to the affairs of the company. Further, please reconcile with the "Employees" section on page 34, which refers to full-time employees, and the risk factor beginning, "[*If we are not able to retain the full time services of our management team, ...." If your management is not required to devote full time to company business, please address in a risk factor, or advise.  Reconciled and Revised and Completed: Our officers will devote substantially full-time to the affairs of the Company. There will be occasions when the time requirements of our business may conflict with the demands of the officers' other business and investment activities. Such conflicts may require that we attempt to employ additional personnel. There is no assurance that the services of such persons will be available or that they can be obtained upon terms favorable to us.

Certain Transactions, page 41

39.
Please revise this section to disclose your officers' interest in your loan payable to Physicians Capital Corporation, including the details of their relationship to Physicians Capital Corp. In this regard, we note your disclosure on page 39 that Physicians Capital Corp is "[c]ontrolled through their ownership." Refer to Regulation S-K Item 404(a)(2). Reconciled and Revised and Completed: Cell-nique Corporation has a loan payable to Physicians Capital Corporation, which was the parent company of Cell-nique since inception. Dan and Donna Ratner own and control Physicians Capital Corporation and are majority shareholder of Cell-nique Corporation.  At June 30, 2009, the aggregate outstanding principal balance of the Physicians Capital loan was $1,281,075 including an aggregate accrued unpaid interest of $168,730. Cell-nique is in good standing under the terms of the note agreement due on December 31, 2010. The principal terms of the note between Physicians Capital Corporation and Cell-nique Corporation are 8% interest annually based on the average outstanding balance for the quarter and accrue until maturity.

40.
According to the disclosure, Cell-nique owes $169,000 accrued, unpaid interest on the loan from Physicians Capital Corp. Please clarify whether Cell-nique is in default under this loan and explain the impact on the company, if appropriate. Reconciled and Revised and Completed: Cell-nique is in good standing under the terms of the note agreement due on December 31, 2010.

Mr. Ratner
Cell-nique Corporation.
September 16. 2009 P
age 8

Please disclose the principal terms of your loans, including your loan payable to Physicians Capital Corp. Reconciled and Revised and Completed: The principal terms of the note between Physicians Capital Corporation and Cell-nique Corporation are 8% interest annually based on the average outstanding balance for the quarter and accrue until maturity.

Audited Financial Statements for the Years Ended December 31, 2008 and 2007 General

42.	Please provide a current consent in any amendment and note the updating requirements of Article 8-08 of Regulation S-X. Revised and Completed

Cell-nique Corp
Company Response to SEC Comments

Notes to Financial Statements General

We note your disclosure in Note 7 on F-13 that your CEO provides services and office space at no cost. Please note that your historical financial statements should present all of your costs of doing business. Please revise to include all such expenses in your financial statements. Refer to the guidance in SAB Topic 1 B. Reconciled and Revised and Completed: We maintain a nominal office at the residence of our company’s president, for which the company pays $1 per year rent, and for which we anticipate paying same rent in the future. We anticipate that our office will be moved, but cannot predict future office or facility arrangements with our officers, directors or affiliates and amounts the Company will to pay rent for such offices.

Note 1- Operations and Summary of Significant Accounting Policies Operations, F-18

44.	We note your were originally formed in 2005 and subsequently incorporated in 2008. Please revise to disclose the following:
•	Please disclose how you conducted the operations before the incorporation in 2008 (i.e. the type of business entity - sole proprietorship, partnership, etc.)
•	Disclose the ownership of the entities before and after the incorporation
•
Tell us and disclose how you accounted for the reorganization of your business into a corporate entity (i.e. how you transferred assets to the new corporation, how it was capitalized, etc.) Reconciled and Revised and Completed

Cell-nique Corporation (the Company”) was organized under the laws of the state of Delaware on August 7, 2008.  Prior to incorporation, the Company was operated as a wholly-owned unincorporated division of Physicians Capital Corporation.  Upon incorporation, Cell-nique Corporation recapitalized the unincorporated division from inception as a separate entity with Physician Capital Corporation as its sole shareholder. The Company’s operations were accounted for as a separate entity since inception and recapitalized into the incorporation Company.  Founders Stock was issued to Physicians Capital Corporation.  Cell-nique Corporation is currently a Subchapter S Corporation and will terminate the S Corp status upon sale of this Offering.

The Company’s beginning was in 2005 when its’ founder and Chief Executive officer began development of his first beverage creation.  The Company is engaged primarily in the business of developing, manufacturing, marketing  and sales of organic beverages.  The Company currently offers nine Cell-nique Organic Supergreen Drinks  (Apple, Topical, Pomegranate, Citrus Vanilla, Japanese Roasted (Kukicha) Tea, Lemon Ginger, Berry Grape, Root Beer and Dark Chocolate).

45.
Considering the comment above and that you were incorporated in 2008, tell us how you complied with the guidance in SAB Topic 4B. Specifically, clarify how you accounted for the undistributed earnings or losses of the unincorporated entities contributed to the corporate entity at the inception of the corporation. Please revise your disclosures as appropriate. Reconciled and Revised and Completed

Cell-nique Corp
Company Response to SEC Comments

Mr. Ratner
Cell-nique Corporation.
September 16. 2009

Note 6 - Income Taxes, F-25

46.
We note your disclosure that you have not recorded income tax expense/(benefit) since you are a wholly owned subsidiary of a Sub-Chapter "S" corporation. Since Cell-nique is a Sub-Chapter "C" corporation, your financial statements should reflect the related income tax expense/(benefit) as a stand-alone entity. Please revise to present income tax expense and related deferred tax assets/liabilities, if any, attributable to Cell-nique in your historical financial statements. Refer to the guidance in SAB Topic 113. Further, for periods prior to you becoming a taxable entity (i.e. fiscal year ended December 31, 2007 and interim period ended June 30, 2008), pro forma presentations reflecting tax expense for those periods should be presented. Such presentations should calculate the pro forma tax expense based on statutory rates in effect during those periods. Reconciled and Revised and Completed:

The Company has elected to be taxed as an S Corporation under the provisions of the Internal Revenue Code.  As a result, income and losses of the Company are passed through to its stockholder for federal and state income tax purposes.  Accordingly, no provision is made for federal or state income taxes or benefits pertaining to its net operating loss.

At June 30, 2009, the Company is an “S” Corporation for federal income tax purposes.  Therefore no income tax (benefit) is recorded in the accompanying financial statements.  It is managements’ intention that upon the effective date of a future SEC registration statement filing, the date of which is uncertain, that the Company will begin recording income taxes in accordance with Statement of Financial Accounting Standards No. 109 (SFAS 109).

Interim Financial Statements for the Six Months Ended June 30, 2009 and 2008

47.	Please revise your interim financial statements to comply with our comments issued on the annual audited financial statements above. Reconciled and Revised and Completed

Signatures

48.
Your Form S-1 must be signed by your principal executive officer, principal accounting officer or controller, and your signature page must indicate all of the capacities in which each person is signing the form. Please revise. Reconciled and Revised and Completed:

SIGNATURES

In accordance with the requirements of the Securities Act of 1933, this registrant certifies that it has reasonable grounds to believe that it meets all of the requirements of filing on Form S-1/a and authorized this registration statement to be signed on our behalf by the undersigned, in Weston, County of Fairfield, State of Connecticut, on the dates noted below.

(Registrant)           CELL-NIQUE CORPORATION.

President and Chairman of the Board of Directors

/s/ Dan Ratner                                        November 4, 2009

and as

Controller & Principal Financial Officer

/s/ Dan Ratner                                        November 4, 2009

In accordance with the Securities Act of 1933 this registration was signed by the following persons in the capacities and on the dates indicated.

 Vice President and Director

 /s/ Donna Ratner                                        November 4, 2009

Who must sign: the small business issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least the majority of directors or persons performing similar functions.

Cell-nique Corp
Company Response to SEC Comments

Exhibits

49.	Please file all material exhibits, including your loan agreement with Physicians Capital Corporation, or advise. Reconciled and Revised and Completed

50.
The legality opinion filed as exhibit 5.1 says that it is "based as to matters of law solely on the General Corporation Law of the State of Delaware." Please have counsel revise the legality opinion to state, or confirm to us separately in writing, that the opinion's reference and limitation to the Delaware General Corporation Law includes the statutory provisions and all applicable provisions of the Delaware Constitution and the reported judicial cases interpreting those laws currently in effect.

Exhibit 23.1 - Consent of Independent Accountant

51.
We note your exhibit provides consent for the inclusion of a report dated August 14, 2009 on your unaudited interim financial statements. However, the audit report included in your registration statement on F-1 is dated June 22, 2009 on your audited financial statements as of and for the years ended December 31, 2008 and 2007. Please revise to provide a current consent for the audit report included in your registration statement. Reconciled and Revised and Completed

*           *           *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite

Mr. Ratner
Cell-nique Corporation.
September 16, 2009

our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.
You may contact Raj Rajan at (202) 551-3388 or Brian Bhandari at (202) 551-3390

Mr. Ratner
Cell-niyue Corporation. September 16. 2009 Page 11

if you have questions regarding comments on the financial statements and related matters. Please contact Louis Rambo at (202) 551-3289 or me with any other questions.

Sincerely, John Reynolds Assistant Director

cc:           Miles Garnett
Fax: (516) 371-1846